02041603

P.E 6.3.02

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2002

ASIA PULP & PAPER COMPANY LTD
(Translation of Registrant's Name Into English)

118 Pioneer Road, Singapore 639598, Republic of Singapore
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____)

On May 30, 2002, APP announced details of its production volumes, sales volume and averaged realized selling prices for its major Indonesian subsidiaries for the first quarter of 2002 and April 2002. A copy of the press release dated May 30, 2002 is included in this Form 6-K.

On June 17, 2002, APP announced its preliminary unaudited results for the year ended December 31, 2001 for Pindo Deli Pulp and Paper Mills and PT Lontar Papyrus Pulp and Paper Industry. A copy of the press release dated June 17, 2002 is included in this Form 6-K.

On June 17, 2002, APP announced its preliminary results for the year ended December 31, 2001 and production, sales volume and operating data for 2001 for APP China Group limited. A copy of the press release dated June 17, 2002 is included in this Form 6-K.

On June 19, 2002, APP and SMG announced detailed sustainable wood supply assessment & planning project conducted by an independent third party. A copy of the press release dated June 19, 2002 is included in this Form 6-K.

This Form 6-K is incorporated by reference to APP's Registration Statement on Form F-3 (File No. 333-7364) which was filed on August 1, 1997 with the Securities and Exchange Commission and was declared effective on September 2, 1997.

This Form 6-K is incorporated by reference to APP's Registration Statement on Form F-3 (File No. 333-10284) which was filed on April 26, 1999 with the Securities and Exchange Commission and was declared effective on May 10, 1999.

This Form 6-K is incorporated by reference to APP's Registration Statement on Form F-3 (File No. 333-10636) which was filed on July 29, 1999 with the Securities and Exchange Commission and was declared effective on August 2, 1999.

This Form 6-K is incorporated by reference to APP's Registration Statement on Form F-3 (File No. 333-11000) which was filed on October 13, 1999 with the Securities and Exchange Commission and was declared effective on October 13, 1999.

This Form 6-K is incorporated by reference to APP's Registration Statement on Form F-3 (File No. 333-11258) which was filed on December 20, 1999 with the Securities and Exchange Commission and was declared effective on December 27, 1999.

This Form 6-K is incorporated by reference to APP's Registration Statement on Form F-3 (File No. 333-11646) which was filed on March 14, 2000 with the Securities and Exchange Commission and was declared effective on March 14, 2000.

This Form 6-K is incorporated by reference to APP's Registration Statement on Form F-3 (File No. 333-11908) which was filed on May 4, 2000 with the Securities and Exchange Commission and was declared effective on May 4, 2000.

This Form 6-K is incorporated by reference to APP's Registration Statement on Form F-3 (File No. 333-12080) which was filed on June 2, 2000 with the Securities and Exchange Commission and was declared effective on June 2, 2000.

APP ASIA PULP & PAPER COMPANY LTD
118 Pioneer Road, Singapore 639598 Main Line Number: (65) 6477-6118 Main Fax Number: (65) 6477-6116

FOR IMMEDIATE RELEASE

Contact: Julian Wilson
Gavin Anderson & Company
Telephone: (+65) 6339-9110
E-mail: app_investors@app.co.id
app@gavinanderson.com.sg

ASIA PULP & PAPER COMPANY LTD ANNOUNCES DETAILS OF ITS PRODUCTION VOLUMES, SALES VOLUME AND AVERAGE REALIZED SELLING PRICES FOR ITS MAJOR INDONESIAN SUBSIDIARIES FOR THE FIRST QUARTER OF 2002 AND FOR APRIL 2002

Singapore, May 30, 2002—Asia Pulp & Paper Company Ltd ("*APP*") today announced production, sales volume and operating data for PT Indah Kiat Pulp and Paper Tbk ("***Indah Kiat***"), PT Pabrik Kertas Tjiwi Kimia Tbk ("***Tjiwi Kimia***"), PT Pindo Deli Pulp and Paper Mills ("***Pindo Deli***") and PT Lontar Papyrus Pulp and Paper Industry ("***Lontar Papyrus***") (collectively, the "***Indonesian Subsidiaries***") for the first quarter of 2002 and for April 2002.

* * * * *

PRODUCTION, SALES VOLUMES AND AVERAGE REALIZED SALES PRICES FOR 2000, 2001, FIRST QUARTER OF 2002 AND APRIL 2002

The operating data APP is releasing today is preliminary only and is subject to changes, some of which may be significant. Therefore, you should not place undue reliance on the operating information set forth in this press release.

The tables below set forth the preliminary production volumes, sales volumes and average realized selling prices for APP's Indonesian Subsidiaries.

PRODUCTION VOLUMES
(in thousands of tonnes)

	2000	2001	2001 1Q	2001 2Q	2001 3Q	2001 4Q	2002 1Q	2002 April
Indah Kiat:								
Pulp	1,777	1,797	469	420	447	462	443	151
Paper	616	589	139	154	146	149	152	53
Packaging	1,258	979	182	248	267	283	310	100
Tjiwi Kimia:								
Paper	949	857	175	221	231	231	237	79
Stationery	155	183	45	58	37	42	51	20
Packaging	69	52	12	14	12	14	12	4
Pindo Deli:								
Paper	631	551	108	146	149	149	153	57
Tissue	45	42	7	9	13	13	11	4
Packaging	56	47	10	12	13	12	12	3
Lontar Papyrus:								
Pulp	572	620	153	166	139	162	160	40
Tissue	43	42	10	12	10	11	12	4

SALES VOLUMES
(in thousands of tonnes)

	2000	2001	2001 1Q	2001 2Q	2001 3Q	2001 4Q	2002 1Q	2002 April
Indah Kiat:								
Pulp	1,250	1,239	347	286	307	299	283	102
Paper	577	575	128	160	144	143	150	58
Packaging	1,091	875	201	215	218	241	284	89
Tjiwi Kimia:								
Paper	822	709	177	168	188	176	207	64
Stationery	142	163	43	66	30	24	31	17
Packaging	48	44	11	11	10	12	11	4
Pindo Deli:								
Paper	615	557	119	153	149	135	159	70
Tissue	47	40	9	8	11	12	12	5
Packaging	45	38	9	10	10	9	9	3
Lontar Papyrus:								
Pulp	561	581	145	157	131	148	147	39
Tissue	41	41	10	11	9	11	11	3

AVERAGE REALIZED SALES PRICES *
(US$ per tonne)

	2000	2001	2001 1Q	2001 2Q	2001 3Q	2001 4Q	2002 1Q	2002 April
Indah Kiat:								
Pulp	508	320	353	311	309	303	304	306
Paper	707	676	712	681	668	647	637	638
Packaging	448	351	389	354	355	312	343	382
Tjiwi Kimia:								
Paper	682	703	749	699	686	677	668	693
Stationery	1,298	1,072	1,152	1,038	1,079	1,019	1,010	936
Packaging	481	402	431	373	489	314	357	382
Pindo Deli:								
Paper	723	712	767	706	707	677	699	703
Tissue	980	968	1,044	958	965	916	921	904
Packaging	720	556	627	534	555	512	535	547
Lontar Papyrus:								
Pulp	510	311	334	303	299	310	309	308
Tissue	805	777	863	786	736	721	722	728

* The average realized selling prices described above should be reviewed in the context of the following: Until 1Q2001, the average realized sales prices comprised a substantial amount of products for which the sales prices included insurance and freight costs and a small amount of products sold on an FOB basis for which the sales prices did not include insurance and freight costs. From 2Q2001 to 4Q2001, the Indonesian Subsidiaries began to sell an increasing amount of products on an FOB basis because the Indonesian Subsidiaries had difficulties obtaining shipping services after APP declared a standstill of its debt payments in March 2001. From 1Q2002, the Indonesian Subsidiaries gradually increased the amount of products sold on a CIF basis.

* * * * *

APP is one of the world's leading pulp and paper companies. With current pulp capacity of 2.3 million tonnes and paper and packaging capacity of 5.7 million tonnes, it ranks number one in non-Japan Asia. Headquartered in Singapore, APP currently has 16 manufacturing facilities in Indonesia and China and markets its products in more than 65 countries on six continents.

* * * * *

Certain statements made in this press release fall within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the APP Group to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following factors: changes in political, social and economic conditions and the regulatory environment in Indonesia and China; changes in currency exchange rates; changes in market prices for the APP Group's products; changes in the availability or prices of import tariffs and raw materials; changes in our revenue and profitability; changes to our production capacity; changes in industry trends; changes in future capital needs and the availability of financing; changes in customer preferences; demographic changes; changes in competitive conditions and our ability to compete under these conditions; and various other factors beyond our control.

APP ASIA PULP & PAPER COMPANY LTD

118 Pioneer Road, Singapore 639598 Main Line Number: (65) 6477-6118 Main Fax Number: (65) 6477-6116

FOR IMMEDIATE RELEASE

Contact: Julian Wilson
Gavin Anderson & Company
Ph: (+65) 6339-9110
E-mail: app_investors@app.co.id
app@gavinanderson.com.sg

ASIA PULP & PAPER COMPANY LTD ANNOUNCES PRELIMINARY UNAUDITED RESULTS FOR THE YEAR ENDED DECEMBER 31, 2001 AND PRODUCTION, SALES VOLUME AND OPERATING DATA FOR THE FIRST QUARTER AND APRIL 2002 FOR PT PINDO DELI PULP AND PAPER MILLS AND PT LONTAR PAPYRUS PULP AND PAPER INDUSTRY

Singapore, June 17, 2002—Asia Pulp & Paper Company Ltd ("***APP***") today announced details of (a) preliminary, unaudited condensed and consolidated financial results for the year ended December 31, 2001 and (b) preliminary production, sales volume and average realized sales prices for the first quarter 2002 and for April 2002, for both PT Pindo Deli Pulp and Paper Mills ("***Pindo Deli***") and PT Lontar Papyrus Pulp and Paper Industry ("***Lontar Papyrus***"). The preliminary condensed financial statements for the year ended December 31, 2001 supplement this press release.

* * * * *

FINANCIAL HIGHLIGHTS

The following chart shows certain financial highlights for Pindo Deli (consolidated) and Lontar Papyrus as discussed in greater detail in the press release.

	Year Ended December 31,		Year Ended December 31,	
	2001	*2000*	*2001*	*2000*
	Pindo Deli		Lontar Papyrus	
	(in millions of U.S. dollars, except for percentages)			
Net sales	619.2	760.5	215.0	323.4
Gross profit	87.2	119.4	57.4	174.9
Gross profit margin	14.1%	15.7%	26.7%	54.1%
Operating profit/(loss)	7.4	25.6	46.7	161.0
Operating profit margin	1.2%	3.4%	21.7%	49.8%
Net profit/ (loss)	(176.9)	(375.8)	(18.9)	(66.1)

* * * * *

PRELIMINARY UNAUDITED CONDENSED CONSOLIDATED FINANCIAL RESULTS FOR THE YEAR ENDED DECEMBER 31, 2001

The preliminary unaudited condensed consolidated financial statements of each of Pindo Deli and Lontar Papyrus for the year ended December 31, 2001 supplement this press release. The financial data for the year ended December 31, 2001 APP is releasing to the public today is subject to changes, some of which may be significant, as a result of the audit of this data currently being undertaken by the auditors of Pindo Deli and Lontar Papyrus. Therefore, you should not place undue reliance on the financial information set forth in this press release.

The debt restructuring exercise relating to APP and its subsidia ries, including Pindo Deli and Lontar Papyrus, is complex and continues to involve analysis of a myriad of complex transactions that span many jurisdictions and laws and will likely take a lengthy period of time to complete. Resolution of the issues relating to these transactions could require Pindo Deli and Lontar Papyrus, or other companies in the APP group, to recognize additional liabilities or penalties which have not been recognized or reflected on their financial statements.

PT PINDO DELI PULP AND PAPER MILLS

Income Statement

Pindo Deli's consolidated net sales for the year ended December 31, 2001 were approximately US$619.2 million, a 18.6% decrease from consolidated net sales of approximately US$760.5 million for the year ended December 31, 2000. The decrease in net sales primarily arose from decreases in sales volumes and average realized sales prices of pulp, paper, tissue and packaging products. The decrease in average realized sales prices was partly caused by a temporary change in shipping terms from CIF to FOB in the second quarter of 2001 due to the inability of Pindo Deli to obtain shipping services following the declaration of a standstill of its debt payments in March 2001.

Pindo Deli's gross profit decreased by 27.0% to approximately US$87.2 million, or a gross profit margin of 14.1%, in 2001 from approximately US$119.4 million, or a gross profit margin of 15.7%, in 2000.

Selling expenses decreased approximately 46.1% to approximately US$36.3 million in 2001 from approximately US$67.4 million in 2000 primarily due to decreases in freight expenses as a result of temporary changes in shipping terms from CIF to FOB. Insurance and freight costs were not included in Pindo Deli's selling expenses on FOB sales beginning from the second quarter of 2001. Consolidated operating income in 2001 was approximately US$7.4 million, a 71.1% decrease from the consolidated operating income of US$25.6 million in 2000.

Pindo Deli had a foreign exchange gain of approximately US$17.4 million in 2001 compared to a foreign exchange loss of approximately US$47.0 million in 2000, primarily due to the revaluation of Pindo Deli's debt denominated in Rupiah, Deutschemark and Japanese Yen as a result of the effect of the appreciation of the U.S. dollar against these currencies in 2001.

In 2001, Pindo Deli made provisions for accounts receivable, collection of which it determined to be doubtful, of approximately US$23.0 million (of which approximately US$9.1 million related to Lontar Papyrus), a significant decrease from provisions for accounts receivable of approximately US$221.8 million (of which approximately US$119.0 million related to Lontar Papyrus) in 2000.

Prior to 2000, bond issuance costs for bonds issued by Pindo Deli were included as deferred charges and amortized over the respective terms of the bonds. In 2000, based upon Bapepam regulations, Pindo Deli, for presentation purposes, offset unamortized bond issuance costs against the bonds, resulting in a decrease in long-term liabilities. In 2001, Pindo Deli wrote off the unamortized bond issuance costs of approximately US$18.3 million, which resulted in an increase in long-term liabilities by the same amount.

Pindo Deli's consolidated net loss in 2001 decreased by approximately 52.9% to approximately US$176.9 million from approximately US$375.8 million in 2000.

Balance Sheet

Cash, cash equivalents and short-term investments increased to approximately US$9.9 million in unrestricted cash as at December 31, 2001 from approximately US$9.4 million in unrestricted cash as at December 31, 2000.

Current trade accounts receivable increased to approximately US$83.5 million as at December 31, 2001 compared with approximately US$52.8 million as at December 31, 2000. The increase in current trade accounts receivable was primarily due to sales to related parties and to APP branches.

Non-current trade accounts receivable increased to approximately US$163.9 million as at December 31, 2001 compared with approximately US$136.5 million as at December 31, 2000. The increase in non-current trade accounts receivable was primarily due to sales of Pindo Deli products in 2001.The collectability of these accounts receivable, which are guaranteed by APP, will depend on the outcome of the restructuring.

Inventories decreased to approximately US$168.0 million, comprising approximately US$79.7 million in finished goods and work in process and approximately US$88.3 million in raw materials and spare parts, as at December 31, 2001 from approximately US$206.4 million, comprising approximately US$98.3 million in finished goods and work in process and approximately US$108.1 million in raw materials and spare parts as at December 31, 2000. The decrease in finished goods and work in process was primarily due to a change in management policy to produce finished paper and packaging products based principally on customers' orders. The decrease in raw materials and spare parts was primarily due to the change in policy of reducing the amount of raw materials held in stock. These policy changes were adopted in an effort to more efficiently manage working capital.

Other assets – net decreased to approximately US$77.0 million as at December 31, 2001 from approximately US$181.7 million as at December 31, 2000, primarily due to the reclassification of approximately US$110.5 million attributable to the investment in related companies for the purchase of land adjacent to Pindo Deli's Karawang mill to property, plant and equipment. As previously disclosed, this land was acquired on Pindo Deli's behalf by these related companies.

Short-term borrowings decreased to approximately US$61.6 million as at December 31, 2001 from approximately US$99.3 million as at December 31, 2000 as a result of a net reduction in various short-term trade facilities.

PT LONTAR PAPYRUS PULP & PAPER INDUSTRY

Income Statement

Lontar Papyrus' net sales for the year ended December 31, 2001 were approximately US$215.0 million, a 33.5% decrease from net sales of US$323.4 million for the year ended December 31, 2000. The decrease was primarily due to a decrease in the average realized sales prices of pulp and tissue products, which more than offset an increase in sales volumes of pulp products. The decrease in average realized sales prices was partly caused by a temporary change in shipping terms from CIF to FOB in the second quarter of 2001 due to the inability of Lontar Papyrus to obtain shipping services following the declaration of a standstill of its debt payments in March 2001.

Lontar Papyrus' gross profit decreased 67.2% from approximately US$174.9 million, or a gross profit margin of 54.1%, in 2000 to approximately US$57.4 million, or a gross profit margin of 26.7%, in 2001 primarily due to an increase in the purchase price of wood. Wood prices increased primarily (a) due to higher heavy equipment charges (machinery prices, spare parts and fuel) incurred in harvesting and transporting wood, (b) due to increased labor costs and (c) to enable the forestry companies to self-finance their operations, including increases in their planting areas in an effort to achieve fiber sustainability.

Profit from operations of Lontar Papyrus was approximately US$46.7 million in 2001, a 71.0% decrease in profit from operations of approximately US$161.0 million in 2000. Profit from operations, as a percentage of net sales, was 21.7% in 2001, compared with 49.8% in 2000. In 2001, Lontar Papyrus made provisions for accounts receivable, collection of which it determined to be doubtful, of approximately US$9.1 million, a significant decrease from provisions for accounts receivable of approximately US$119.0 million in 2000.

Prior to 2000, bond issuance costs for bonds issued by Lontar Papyrus were included as deferred charges and amortized over the respective terms of the bonds. In 2000, based upon Bapepam regulations, Lontar Papyrus, for presentation purposes, offset unamortized bond issuance costs against the bonds, resulting in a decrease in long-term liabilities. In 2001, Lontar Papyrus wrote off the unamortized bond issuance costs of approximately US$7.3 million, which resulted in an increase in long-term liabilities by the same amount.

Lontar Papyrus' net loss for 2001 decreased significantly to approximately US$18.9 million, from approximately US$66.1 million for 2000.

Balance Sheet

Cash, cash equivalents and short-term investments decreased to approximately US$1.7 million in unrestricted cash as at December 31, 2001 from approximately US$2.2 million in unrestricted cash as at December 31, 2000.

Current trade accounts receivable increased to approximately US$62.7 million as at December 31, 2001 compared with approximately US$23.0 million as at December 31, 2000. The increase in current trade accounts receivable was primarily due to sales to related parties and to APP branches.

Non-current trade accounts receivable increased to approximately US$10.2 million as at December 31, 2001 compared with approximately US$9.7 million as at December 31, 2000.

Inventories decreased to approximately US$32.8 million, comprising approximately US$7.9 million in finished goods and work in process and approximately US$24.9 million in raw materials and spare parts, as at December 31, 2001 from approximately US$38.2 million, comprising approximately US$9.2 million in finished goods and work in process and approximately US$29.0 million in raw materials and spare parts as at December 31, 2000.

Short-term borrowings decreased to approximately US$20.9 million as at December 31, 2001 from approximately US$31.2 million as at December 31, 2000 as a result of a net reduction in various short-term trade facilities.

* * * * *

PRODUCTION, SALES VOLUMES AND AVERAGE REALIZED SALES PRICES FOR 2000, 2001, FIRST QUARTER OF 2002 AND APRIL 2002

The operating data APP is releasing today is preliminary only and is subject to changes, some of which may be significant, as a result of the audit of this data currently being undertaken by the auditors of Pindo Deli and Lontar Papyrus. Therefore, you should not place undue reliance on the operating information set forth in this press release.

The tables below set forth the preliminary production volumes, sales volumes and average realized selling prices for Pindo Deli and Lontar Papyrus.

PRODUCTION VOLUMES
(in thousands of tonnes)

			2001				2002	
	2000	2001	1Q	2Q	3Q	4Q	1Q	April
Pindo Deli:								
Paper	631	551	108	146	149	149	153	57
Tissue	45	42	7	9	13	13	11	4
Packaging	56	47	10	12	13	12	12	3
Lontar Papyrus:								
Pulp	572	620	153	166	139	162	160	40
Tissue	43	42	10	12	10	11	12	4

SALES VOLUMES
(in thousands of tonnes)

			2001				2002	
	2000	2001	1Q	2Q	3Q	4Q	1Q	April
Pindo Deli:								
Paper	615	557	119	153	149	135	159	70
Tissue	47	40	9	8	11	12	12	5
Packaging	45	38	9	10	10	9	9	3
Lontar Papyrus:								
Pulp	561	581	145	157	131	148	147	39
Tissue	41	41	10	11	9	11	11	3

AVERAGE REALIZED SALES PRICES *

(US$ per tonne)

			2001				2002	
	2000	2001	1Q	2Q	3Q	4Q	1Q	April
Pindo Deli:								
Paper	723	712	767	706	707	677	699	703
Tissue	980	968	1,044	958	965	916	921	904
Packaging	720	556	627	534	555	512	535	547
Lontar Papyrus:								
Pulp	510	311	334	303	299	310	309	308
Tissue	805	777	863	786	736	721	722	728

* The average realized selling prices described above should be reviewed in the context of the following: Until 1Q2001, the average realized sales prices comprised a substantial amount of products for which the sales prices included insurance and freight costs and a small amount of products sold on an FOB basis for which the sales prices did not include insurance and freight costs. From 2Q2001 to 4Q2001, Pindo Deli and Lontar Papyrus began to sell an increasing amount of products on an FOB basis because Pindo Deli and Lontar Papyrus had difficulties obtaining shipping services after APP declared a standstill of its debt payments in March 2001. From 1Q2002, Pindo Deli and Lontar Papyrus gradually increased the amount of products sold on a CIF basis.

* * * * *

APP is one of the world's leading pulp and paper companies. With current pulp capacity of 2.3 million tonnes and paper and packaging capacity of 5.7 million tonnes, it ranks number one in non-Japan Asia. Headquartered in Singapore, APP currently has 16 manufacturing facilities in Indonesia and China and markets its products in more than 65 countries on six continents.

* * * * *

Certain statements made in this press release fall within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the APP Group to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following factors: changes in political, social and economic conditions and the regulatory environment in Indonesia and China; changes in currency exchange rates; changes in market prices for the APP Group's products; changes in the availability or prices of import tariffs and raw materials; changes in our revenue and profitability; changes to our production capacity; changes in industry trends; changes in future capital needs and the availability of financing; changes in customer preferences; demographic changes; changes in competitive conditions and our ability to compete under these conditions; and various other factors beyond our control.

PT PINDO DELI PULP & PAPER MILLS

Preliminary Unaudited Condensed Consolidated Statements of Income
for the years ended December 31, 2000 and 2001

(in thousands of U.S. dollars)

	2001				Year Ended December 31,	
	1Q	2Q	3Q	4Q	2001	2000
Net sales	158,357	164,005	157,924	138,913	619,199	760,522
Cost of goods sold	137,157	136,935	137,504	120,384	531,980	641,136
Gross profit	21,200	27,070	20,420	18,529	87,219	119,386
Operating expenses:						
Selling	11,929	8,563	7,823	7,966	36,281	67,428
General and administration	1,163	2,165	8,133	32,063	43,524	26,317
Total operating expenses	13,092	10,728	15,956	40,029	79,805	93,745
Income from operations	8,108	16,342	4,464	(21,500)	7,414	25,641
Other income (expense):						
Interest expense—net	(40,801)	(40,098)	(41,728)	(39,546)	(162,173)	(150,108)
Foreign exchange gain (loss) – net	21,301	(4,831)	(9,974)	10,918	17,414	(46,994)
Provision for doubtful debts	-	-	-	(22,960)	(22,960)	(221,764)
Write-off of bond issuance costs	-	-	-	(18,281)	(18,281)	-
Other – net	(607)	(375)	(355)	(756)	(2,093)	2,207
Other income (expense) – net	(20,107)	(45,304)	(52,057)	(70,625)	(188,093)	(416,659)
Income (loss) before income taxes	(11,999)	(28,962)	(47,593)	(92,125)	(180,679)	(391,018)
Income tax (expense) credit	-	-	-	-	-	1,516
Income before minority interest	(11,999)	(28,962)	(47,593)	(92,125)	(160,679)	(389,502)
Minority interest	(3,409)	(3,142)	5,263	5,068	3,780	13,689
Net income (loss)	(15,408)	(32,104)	(42,330)	(87,057)	(176,899)	(375,813)

Financial data as of and for the year ended December 31, 2001 is preliminary, unaudited and subject to change.

PT PINDO DELI PULP & PAPER MILLS

Preliminary Unaudited Condensed Consolidated Balance Sheets
at December 31, 2000 and December 31, 2001

(in thousands of U.S. dollars)

	December 31,	
	2001	**2000**
Current Assets:		
Cash, cash equivalents and short term investments	9,904	9,436
Accounts receivable:		
Trade – net	83,468	52,783
Others	1,358	11,005
Inventories	168,030	206,397
Advances and prepayments	33,561	17,182
Total Current Assets	296,321	296,803
Accounts Receivable – trade – related parties	163,930	136,502
Property, Plant and Equipment – net	1,910,488	1,799,570
Other Assets – net	77,031	181,722
Total Assets	2,447,770	2,414,597
Current Liabilities:		
Short-term borrowings	61,601	99,333
Accounts payable	97,217	100,952
Other liabilities	259,521	149,981
Current maturities of long-term debt	1,536,726	1,407,309
Total Current Liabilities	1,955,065	1,757,575
Deferred Income Tax	45,570	45,570
Long-term Debt—net of Current Maturities	-	-
Other liabilities	18,855	19,720
Minority Interest	73,551	77,331
Stockholders' Equity	354,729	514,401
Total Liabilities and Stockholders' Equity	2,477,770	2,414,597

Financial data as of and for the year ended December 31, 2001 is preliminary, unaudited and subject to change.

PT PINDO DELI PULP & PAPER MILLS

Preliminary Unaudited Condensed Consolidated Selected Cash Flow Information
for the years ended December 31, 2000 and 2001

(in thousands of U.S. dollars)

	2001				Year Ended December 31,	
	1Q	2Q	3Q	4Q	2001	2000
Income before income tax and minority interest	(11,999)	(28,962)	(47,593)	(92,125)	(180,679)	(391,018)
Interest expense	41,006	40,252	41,875	39,620	162,753	183,493
Depreciation	21,097	21,114	22,036	21,657	85,904	81,785
Amortization	1,147	1,110	1,037	1,397	4,691	4,668
Foreign exchange loss (gain)	(21,301)	4,831	9,974	(10,918)	(17,414)	46,994
Write-off of bond issuance costs	-	-	-	18,281	18,281	-
EBITDA	29,950	38,345	27,329	(22,088)	73,536	(74,078)
CAPEX:						
Capital expenditures	2,224	1,947	3,283	914	8,368	44,873
Capitalized interest	1,221	1,926	1,468	1,008	5,623	10,324
Total	3,445	3,873	4,751	1,922	13,991	55,197
Debt:						
Proceeds from borrowings and trade facilities	2,173	1,230	943	11,265	15,611	466,080
Repayment of borrowings and trade facilities	(1,932)	(19,349)	(21,175)	(12,869)	(55,325)	(448,548)
Net proceeds (repayments)	241	(18,119)	(20,232)	(1,604)	(39,714)	17,532
Interest income	205	154	147	74	580	33,385

Financial data as of and for the year ended December 31, 2001 is preliminary, unaudited and subject to change.

PT LONTAR PAPYRUS PULP & PAPER INDUSTRY

Preliminary Unaudited Condensed Consolidated Statements of Income
for the years ended December 31, 2000 and 2001

(in thousands of U.S. dollars)

	2001				Year Ended December 31,	
	1Q	2Q	3Q	4Q	2001	2000
Net sales	58,085	56,551	46,486	53,909	215,031	323,440
Cost of goods sold	37,540	36,765	37,363	45,920	157,588	148,498
Gross profit	20,545	19,786	9,123	7,989	57,443	174,942
Operating expenses:						
Selling	2,345	1,440	1,185	1,294	6,264	11,569
General and administration	65	475	1,451	2,498	4,489	2,324
Total operating expenses	2,410	1,915	2,636	3,792	10,753	13,893
Income from operations	18,135	17,871	6,487	4,197	46,690	161,049
Other income (expense):						
Interest expense—net	(11,598)	(10,715)	(12,356)	(11,858)	(46,527)	(39,477)
Foreign exchange gain (loss) – net	9,736	9,096	(18,079)	8,444	9,197	(61,346)
Provision for doubtful debts	-	-	-	(9,073)	(9,073)	(119,034)
Write-off of bond issuance costs	-	-	-	(7,323)	(7,323)	-
Other – net	(516)	(566)	(1,062)	(9,689)	(11,833)	(8,497)
Other income (expense)—net	(2,378)	(2,185)	(31,497)	(29,499)	(65,559)	(228,354)
Income (loss) before income taxes	15,757	15,686	(25,010)	(25,302)	(18,869)	(67,305)
Income tax expense (credit)	-	-	-	-	-	1,255
Income before minority interest	15,757	15,686	(25,010)	(25,302)	(18,869)	(66,050)
Minority interest	-	-	-	-	-	-
Net income (loss)	15,757	15,686	(25,010)	(25,302)	(18,869)	(66,050)

Financial data as of and for the year ended December 31, 2001 is preliminary, unaudited and subject to change.

PT LONTAR PAPYRUS PULP & PAPER INDUSTRY

Preliminary Unaudited Condensed Consolidated Balance Sheets
at December 31, 2000 and December 31, 2001

(in thousands of U.S. dollars)

	December 31,	
	2001	**2000**
Current Assets:		
Cash, cash equivalents and short term investments	1,656	2,220
Accounts receivable:		
Trade – net	62,671	23,037
Others	1,035	10,771
Inventories	32,794	38,201
Advances and prepayments	6,279	6,230
Total Current Assets	104,435	80,459
Accounts Receivable – trade – related parties	10,228	9,730
Property, Plant and Equipment – net	677,702	711,834
Other Assets – net	84,495	74,231
Total Assets	876,860	876,254
Current Liabilities:		
Short-term borrowings	20,911	31,178
Accounts payable	16,368	10,349
Other liabilities	54,668	31,020
Current maturities of long-term debt	368,142	368,396
Total Current Liabilities	460,089	440,943
Deferred Income Tax	45,570	45,570
Long-term Debt—net of Current Maturities	-	-
Other liabilities	1,918	1,589
Minority Interest		-
Stockholders' Equity	369,283	388,152
Total Liabilities and Stockholders' Equity	876,860	876,254

Financial data as of and for the year ended December 31, 2001 is preliminary, unaudited and subject to change.

PT LONTAR PAPYRUS PULP & PAPER INDUSTRY

Preliminary Unaudited Condensed Consolidated Selected Cash Flow Information
for the years ended December 31, 2000 and 2001

(in thousands of U.S. dollars)

	2001				Year Ended December 31,	
	1Q	2Q	3Q	4Q	2001	2000
Income before income tax and minority interest	15,757	15,686	(25,010)	(25,302)	(18,869)	(67,305)
Interest expense	11,699	10,783	12,387	11,907	46,776	55,451
Depreciation	9,406	9,404	9,399	9,410	37,619	36,334
Amortization	459	503	525	524	2,011	2,152
Foreign exchange loss (gain)	(9,736)	(9,096)	18,079	(8,444)	(9,197)	61,346
Write-off of bond issuance costs	-	-	-	7,323	7,323	-
EBITDA	27,585	27,280	15,380	(4,582)	65,663	87,978
CAPEX:						
Capital expenditures	734	1,495	674	584	3,487	30,547
Capitalized interest	-	-	-	-	-	-
Total	734	1,495	674	584	3,487	30,547
Debt:						
Proceeds from borrowings	1,967	1,230	943	2,270	6,410	273,840
Repayment of borrowings	(35)	(7,806)	(5,315)	(3,675)	(16,831)	(204,184)
Net proceeds (repayments)	1,932	(6,576)	(4,372)	(1,405)	(10,421)	69,656
Interest income	101	68	31	49	249	15,974

Financial data as of and for the year ended December 31, 2001 is preliminary, unaudited and subject to change.

APP ASIA PULP & PAPER COMPANY LTD
118 Pioneer Road, Singapore 639598 Main Line Number: (65) 6477-6118 Main Fax Number: (65) 6477-6116

FOR IMMEDIATE RELEASE

Contact: Julian Wilson
Gavin Anderson & Company
Telephone: (+65) 6339-9110
E-mail: app_investors@app.co.id
app@gavinanderson.com.sg

ASIA PULP & PAPER COMPANY LTD ANNOUNCES PRELIMINARY RESULTS FOR THE YEAR ENDED DECEMBER 31, 2001 AND PRODUCTION, SALES VOLUME AND OPERATING DATA FOR 2001 FOR APP CHINA GROUP LIMITED

Singapore, June 17, 2002—Asia Pulp & Paper Company Ltd ("***APP***") today announced details of preliminary unaudited condensed and consolidated financial results for the year ended December 31, 2001 for APP China Group Limited ("***APP China***") and production, sales volume and operating data for Ningbo Zhonghua Paper Co., Ltd. ("***Ningbo Zhonghua***"), Gold Huasheng Paper (Suzhou Industrial Park) Co., Ltd ("***Gold Huasheng***"), Gold East Paper (Jiangsu) Co., Ltd ("***Gold East***") and Gold Hongye Paper (Suzhou Industrial Park) Co., Ltd ("***Gold Hongye***") (collectively, the "***PRC Subsidiaries***") for 2001. The preliminary condensed financial statements for the year ended December 31, 2001 supplement this press release.

* * * * *

FINANCIAL HIGHLIGHTS

The following chart shows certain financial highlights for APP China as discussed in greater detail in the press release.

	Year Ended December 31, 2001	Year Ended December 31, 2000
	(in millions of U.S. dollars, except percentages)	
Net sales	1,277.0	1,220.1
Gross profit	169.8	137.7
Gross profit margin	13.3%	11.3%
Operating profit/(loss)	17.1	2.9
Operating profit margin	1.3%	0.2%
Net profit/(loss)	(209.6)	(141.4)

* * * * *

PRELIMINARY UNAUDITED CONDENSED CONSOLIDATED FINANCIAL RESULTS FOR THE YEAR ENDED DECEMBER 31, 2001

The preliminary unaudited condensed consolidated financial statements of APP China for the year ended December 31, 2001 supplement this press release. The financial data for the year ended December 31, 2001 APP is releasing to the public today is subject to changes, some of which may be significant, as a result of the audit of this data to be undertaken by the auditors of APP China. Therefore, you should not place undue reliance on the financial and operating information set forth in this press release.

The debt restructuring exercise relating to APP China and APP is complex and continues to involve analysis of a myriad of complex transactions that span many jurisdictions and laws and will likely take a lengthy period of time to complete. Resolution of the issues relating to these transactions could require APP China, or other companies in the APP group, to recognize additional liabilities or penalties which have not been recognized or reflected on their financial statements.

Statement of Income

APP China's consolidated net sales were approximately US$1,277.0 million in 2001, a 4.7% increase from consolidated net sales of approximately US$1,220.1 million in 2000. This increase was primarily due to higher sales volumes of paper, partially offset by lower average realized selling prices for all of APP China's major products. APP China's gross profit increased to approximately US$169.8 million in 2001, a 23.3% increase compared to gross profit of approximately US$137.7 million in 2000. APP China's gross profit margin increased to 13.3% in 2001 from 11.3% in 2000 primarily as a result of lower average costs of raw materials, principally pulp.

Selling expenses were approximately US$70.1 million in 2001, a 37.2% increase from selling expenses of approximately US$51.1 million in 2000, primarily due to an increase in sales volumes. As a percentage of net sales, selling expenses increased to 5.5% in 2001 from 4.2% in 2000. Consolidated income from operations of APP China was approximately US$17.1 million in 2001, an increase from consolidated income from operations of approximately US$2.9 million in 2000.

In 2001, net interest expense increased to approximately US$192.2 million, an increase of 36.6% from net interest expense of approximately US$140.7 million in 2000, primarily due to a decrease in interest income in 2001 and an increase in interest expense relating to the APP China bonds that were issued in March 2000.

APP China's consolidated net loss was approximately US$209.6 million in 2001, a 48.2% increase from a consolidated net loss of approximately US$141.4 million in 2000.

Balance Sheet

Cash, cash equivalents and short-term investments decreased to approximately US$295.4 million at December 31, 2001, comprising approximately US$159.7 million of restricted cash and approximately US$135.7 million in unrestricted cash, from approximately US$747.6 million at December 31, 2000, comprising approximately US$328.2 in restricted cash and approximately US$419.4 million in unrestricted cash.

Inventories decreased to approximately US$343.2 million, comprising approximately US$200.7 million in finished goods and work in process and approximately US$153.9 million in raw materials and spare parts, before an inventory write-down of approximately US$11.4 million for the reduction in the market value, at December 31, 2001 from approximately US$642.4 million, comprising approximately US$415.2 million in finished goods and work in process and approximately US$294.8 million in raw materials and spare parts, before an inventory write-down of approximately US$67.5 million for the reduction in the market value, at December 31, 2000. The decrease in inventory in 2001 was a result of lower unit costs of finished goods and raw materials. The decrease in finished goods and work in process in 2001 was a result of an increase in sales volumes and a decrease in production of paper products. The decrease in raw materials and spare parts arose as a result of more efficient management of raw materials, especially pulp.

Short-term borrowings decreased to approximately US$1,036.1 million at December 31, 2001 from approximately US$1,436.8 million at December 31, 2000 primarily due to a net reduction in short-term trade financing. Accounts payable decreased to approximately US$177.8 million at December 31, 2001 from approximately US$292.6 million at December 31, 2000, primarily due to a tighter credit policies imposed by suppliers. Other liabilities, which comprise primarily of accrued expenses and taxes payable, increased to approximately US$183.7 million at December 31, 2001 from approximately US$68.5 million at December 31, 2000, primarily due to accrued interest as a result of the standstill declared by APP in March 2001.

Current maturities of long-term debt decreased by an aggregate of approximately US$323.7 million. Approximately US$204.9 of this decrease and the decrease in due from related parties of approximately US$93.0 million, were primarily a result of the deconsolidation of three companies which ceased to be subsidiaries of APP China in August 2001. These three companies were acquired by AUP Management Services Ltd, a joint venture company in which APP China holds a minority interest, pursuant to the exercise of its security rights under financing arrangements. These financing arrangements are guaranteed by APP and Asia Pulp & Paper Company (China) Pte Ltd, a wholly owned subsidiary of APP China, and secured by power facilities owned by Ningbo Zhonghua, Gold East and Gold Huasheng.

* * * * *

PRODUCTION, SALES VOLUMES AND AVERAGE REALIZED SALES PRICES FOR 2001

The operating data APP is releasing today is preliminary only and is subject to changes, some of which may be significant, as a result of the audit of this data currently being undertaken by the auditors of APP China. Therefore, you should not place undue reliance on the operating information set forth in this press release.

The table below sets forth the production and sales volumes and the average realized sales prices in 2001 for each of the PRC Subsidiaries.

PRODUCTION VOLUMES
(in thousands of tonnes)

	2000	2001	2001 1Q	2001 2Q	2001 3Q	2001 4Q
Ningbo Zhonghua:						
Packaging	483	454	101	116	118	118
Gold Huasheng:						
Paper	213	237	51	60	64	62
Gold East:						
Paper	866	775	178	214	210	172
Gold Hongye:						
Tissue	100	106	22	23	30	31

SALES VOLUMES
(in thousands of tonnes)

	2000	2001	2001 1Q	2001 2Q	2001 3Q	2001 4Q
Ningbo Zhonghua:						
Packaging	480	481	105	117	141	119
Gold Huasheng:						
Paper	172	236	51	61	61	63
Gold East:						
Paper	698	875	174	222	266	212
Gold Hongye:						
Tissue	59	67	15	15	17	20

AVERAGE REALIZED SALES PRICES
(US$ per tonne)

	2000	2001	2001 1Q	2001 2Q	2001 3Q	2001 4Q
Ningbo Zhonghua:						
Packaging	678	586	616	607	554	576
Gold Huasheng:						
Paper	845	748	739	754	742	762
Gold East:						
Paper	774	650	682	654	648	620
Gold Hongye:						
Tissue	1,260	1,214	1,264	1,290	1,153	1,169

* * * * *

APP is one of the world's leading pulp and paper companies. With current pulp capacity of 2.3 million tonnes and paper and packaging capacity of 5.7 million tonnes, it ranks number one in non-Japan Asia. Headquartered in Singapore, APP currently has 16 manufacturing facilities in Indonesia and China and markets its products in more than 65 countries on six continents.

* * * * *

Certain statements made in this press release fall within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the

APP Group to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following factors: changes in political, social and economic conditions and the regulatory environment in Indonesia and China; changes in currency exchange rates; changes in market prices for the APP Group's products; changes in the availability or prices of import tariffs and raw materials; changes in our revenue and profitability; changes to our production capacity; changes in industry trends; changes in future capital needs and the availability of financing; changes in customer preferences; demographic changes; changes in competitive conditions and our ability to compete under these conditions; and various other factors beyond our control.

APP CHINA GROUP LIMITED

Preliminary Unaudited Condensed Consolidated Statements of Income
for the years ended December 31, 2000 and 2001

(in thousands of U.S. dollars)

	2001				Year Ended December 31,	
	1Q	2Q	3Q	4Q	2001	2000
Net sales	298,499	326,914	345,364	306,272	1,277,049	1,220,098
Cost of goods sold	289,602	282,223	279,852	255,605	1,107,282	1,082,418
Gross profit	8,897	44,691	65,512	50,667	169,767	137,680
Operating expenses:						
Selling	16,987	16,177	18,351	18,630	70,145	51,143
General and administration	19,181	18,558	24,400	20,431	82,570	83,685
Total operating expenses	36,167	34,734	42,751	39,063	152,715	134,828
Income from operations	(27,270)	9,957	22,761	11,604	17,052	2,852
Other income (expense):						
Interest expense—net	(48,767)	(48,262)	(49,213)	(45,921)	(192,163)	(140,722)
Foreign exchange gain (loss) – net	22,540	3,554	(16,807)	24,701	33,988	38,351
Other – net	(15,135)	(16,202)	(18,099)	(18,642)	(68,078)	(37,008)
Other income (expense)—net	(41,362)	(60,910)	(84,119)	(39,862)	(226,253)	(139,379)
Income (loss) before income taxes	(68,633)	(50,953)	(61,357)	(28,258)	(209,201)	(136,528)
Income tax expense (credt)	(82)	417	385	611	1,331	3,695
Income before minority interest	(68,550)	(51,370)	(61,743)	(28,870)	(210,533)	(140,223)
Minority interest	858	(229)	(662)	944	911	(1,221)
Net income (loss)	(67,692)	(51,599)	(62,405)	(27,925)	(209,621)	(141,444)

Financial data as of and for the year ended December 31, 2001 is preliminary, unaudited and subject to change.

APP CHINA GROUP LIMITED

Preliminary Unaudited Condensed Consolidated Balance Sheets
at December 31, 2000 and 2001

(in thousands of U.S. dollars)

	December 31, 2001	December 31, 2000
Current Assets:		
Cash, cash equivalents and short term investments:		
Restricted	159,714	328,211
Unrestricted	135,723	419,430
Accounts receivable:		
Trade	137,848	162,843
Others	115,335	129,277
Inventories	343,168	642,430
Advances and prepayments	80,958	116,136
Total Current Assets	972,746	1,798,328
Due from related parties	417,019	509,958
Property, Plant and Equipment – net	2,698,268	2,651,080
Other Assets – net	176,965	196,865
Total Assets	4,264,998	5,156,231
Current Liabilities:		
Short-term borrowings	1,036,131	1,436,833
Accounts payable	177,805	292,566
Other liabilities	183,731	68,463
Current maturities of long-term debt	1,676,890	2,000,576
Total Current Liabilities	3,074,556	3,798,438
Due to Related Parties	80,936	36,230
Deferred Income Tax	--	7,426
Other liabilities	16,358	10,457
Long-term Debt—net of Current Maturities	--	--
Minority Interest	53,631	54,542
Stockholders' Equity	1,039,517	1,249,139
Total Liabilities and Stockholders' Equity	4,264,998	5,156,231

Financial data as of and for the year ended December 31, 2001 is preliminary, unaudited and subject to change.

APP CHINA GROUP LIMITED

Preliminary Unaudited Condensed Consolidated Selected Cash Flow Information
for the years ended December 31, 2000 and 2001

(in thousands of U.S. dollars)

	2001				Year Ended December 31,	
	1Q	2Q	3Q	4Q	2001	2000
Income before income tax and minority interest	(68,633)	(50,953)	(61,357)	(28,258)	(209,201)	(136,528)
Interest and other financing expense	67,643	66,040	71,003	52,120	256,806	245,131
Depreciation	28,326	30,141	18,942	32,426	109,835	85,492
Amortization	1,441	1,441	1,441	1,755	6,078	2,623
Foreign exchange loss (gain)	(22,540)	(3,554)	16,807	(24,701)	(33,988)	(38,351)
EBITDA	6,237	43,114	46,836	33,342	129,529	158,367
CAPEX:						
Capital expenditures	108,728	27,506	10,397	14,711	161,342	141,526
Capitalized interest	4,103	4,796	4,940	1,414	15,253	9,468
Total	112,831	32,302	15,337	16,125	176,595	150,994
DEBT:						
Proceeds from borrowings	137,573	26,731	20,779	83,605	268,688	1,567,574
Repayment of borrowings	(210,360)	(179,344)	(156,927)	(241,552)	(788,183)	(291,122)
Net proceeds (repayments)	(72,787)	(152,613)	(136,148)	(157,947)	(519,495)	1,276,452
Interest income	6,900	5,764	4,423	1,938	19,025	56,891

Financial data as of and for the year ended December 31, 2001
is preliminary, unaudited and subject to change.

APP ASIA PULP & PAPER COMPANY LTD
118 Pioneer Road, Singapore 639598 Main Line Number: (65) 6477-6118 Main Fax Number: (65) 6477-6116

FOR IMMEDIATE RELEASE

Contact: Julian Wilson
Gavin Anderson & Company
Telephone: (+65) 6339-9110
E-mail: app_investors@app.co.id
app@gavinanderson.com.sg

APP AND SMG ANNOUNCE DETAILED SUSTAINABLE WOOD SUPPLY ASSESSMENT & PLANNING PROJECT CONDUCTED BY INDEPENDENT 3RD PARTY

Singapore, June 19, 2002 -- Asia Pulp & Paper Company Ltd ("***APP***") today announced plans to procure an independent sustainability assessment and plan for its fibre suppliers, which are part of the Sinar Mas Group ("***SMG***").

The assessment will be conducted by independent consultant AMEC Forest Industry Consulting ("***AMEC***") in association with APSE Pty Ltd ("***APSE***"), who will be conducting studies to identify and address the concerns of a range of stakeholders, including environmental groups, government, local communities, customers and international donors.

"This assessment by AMEC and APSE is an important step in our commitment to be a leader in sustainable forest management," said Teguh Ganda Wijaya, Chief Executive Officer of APP. "While a preliminary independent audit conducted last year gave our companies high marks for environmental performance, we promised to do more."

The preliminary audit by AMEC in November 2001 concluded that APP and SMG used legally documented timber sources and were not polluting local rivers.

"The project announced today, building on last year's preliminary audit, will result in the completion of 12-year Sustainable Wood Supply Plans for APP and SMG company operations in Sumatra," said Wijaya.

Mark Werren, leader of the APP/SMG Sustainability Task Force, elaborated on the assessment by stating that "we plan to engage interested parties in a multi-stakeholder dialogue to develop real solutions to issues identified in the assessment process".

"Environmental groups, local communities, government, customers and international donors will be invited to contribute to a positive, collaborative and scientifically-based approach to sustainable forestry," said Werren.

The assessment will include an examination of social, economic and environmental aspects of APP and SMG operations in the way they inter relate with each other, particularly:

- Forest inventory and data collection, including aerial surveying, image mapping and modeling using QuickMap
- Natural forest conversion, conservation of biodiversity and the incidence of high conservation value forests
- Harvesting and delivery systems
- Plantation and nursery research, development and productivity
- Social and community impacts of operations, including land tenure issues and joint ventures
- Detailed wood supply assessment and tracking, building upon the previous audit findings, to obtain only logs that have been documented as legally harvested from forestry companies belonging to SMG and third party sources.

The 12-year Sustainable Wood Supply Plans will be based on these assessments, and will include proposals and recommendations from AMEC which will be implemented by the fibre suppliers of APP and SMG. The sustainability assessment is therefore indicative of the firm commitment of APP and SMG towards sustainable forest management in Indonesia.

Werren concluded by saying "APP and SMG continue to take a leadership role in further promoting and implementing sustainable forest management in Indonesia, but we can only do so with the constructive commitment and contribution by all interested parties. Criticism alone is not enough."

"While Indonesia's sustainable forestry challenges are significant, it is only by working together that we will make progress towards resolving them. The sustainability assessment announced today by APP and SMG is a significant step in this direction," he said.

APP reiterated that its mills continue to operate normally. The mills have been awarded ISO 14001 certification for Environmental Management Systems and were found to have met stringent environmental standards in a recent audit by AMEC. The mills are continuing to improve the efficiency and transparency of their supply chain and anticipate further support from their valued customers.

* * * * *

APP is one of the world's leading pulp and paper companies. With current pulp capacity of 2.3 million tonnes and paper and packaging capacity of 5.7 million tonnes, it ranks number one in non-Japan Asia. Headquartered in Singapore, APP currently has 16 manufacturing facilities in Indonesia and China and markets its products in more than 65 countries on six continents.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASIA PULP & PAPER COMPANY LTD

By /s/ Hendrik Tee

Name: Mr. Hendrik Tee

Title: Director

Date: June 21, 2002